

February 28, 2024

Kevin Chin
Chief Executive Officer
VivoPower International PLC
The Scalpel,18th Floor, 52 Lime Street
London EC3M 7AF
United Kingdom

> **Re: VivoPower International PLC**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed February 16, 2024**
> **File No. 333-276509**

Dear Kevin Chin:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-3

Exhibits

1. We note that the opinion continues to contain limitations on reliance. Please instruct your counsel to remove these limitations, including, for example, language in section 4.3 that your opinion is for "information only and on a non-reliance basis" and limitations in 4.2, 4.4, and 4.5. In addition, instruct your counsel to clarify the meaning of the statements in 4.1.3, 4.1.4 and 4.1.5 that the debt securities, warrants, and rights are "subject always to the [securities] which have been contemplated by the registration statement and base prospectus." Refer to Staff Legal Bulletin No. 19.

Please contact Cheryl Brown at 202-551-3905 or Daniel Morris at 202-551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Elliott Smith, Esq.